FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of March, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the Third Quarter Ended December 31, 2008

2.	[English Summary]

Quarterly Securities Report for the Three Months Ended December 31, 2008

3.	[English Translation]

Notice Regarding Repurchase of the Company’s Own Shares in Market

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: March 25, 2009	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2008
February 13, 2009

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Junichi Imai, Assistant General Manager, Accounting Department
Telephone : (03)-3297-6168
Date of filing of Quarterly Financial Report:	February 13, 2009
(Note) Amounts are truncated.
1. Consolidated Business Results for the nine months ended December 31, 2008 (April 1, 2008 to December 31, 2008)
(1) Results of Consolidated Operations
(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Nine months ended December 31, 2008	1,571,480	—%	(8,320)	—%	12,073	—%
Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

		(Yen)

	Net income	Net income per
	per share	share -Diluted
Nine months ended December 31, 2008	28.66	—
(2) Consolidated Financial Conditions
(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of December 31, 2008	7,598,210	1,117,867	14.5%	2,619.21

(Note)	Net assets less minority interests: As of December 31, 2008: ¥1,103,100 million
2. Dividends

	Dividend per share (Yen)
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Year- end	Annual
Year ending March 31, 2009	—	27.00	—
Year ending March 31, 2009 (Forecast)				27.00	54.00

(Note)	Changes in the dividend per share forecast for the fiscal year ending March 31, 2009, during the third quarter : None
3. Forecast for the current period (April 1, 2008 to March 31, 2009)—Consolidated
(Yen in millions)

	Ordinary income		Ordinary profit		Net income		Net income per share(Yen)
Year ending March 31, 2009	2,035,000	—%	9,000	—%	20,000	—%	47.48
Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Note) Changes in the forecast for the fiscal year ending March 31, 2009, during the third quarter : None

4. Other information
(1)	Significant changes in scope of consolidation during the period : None
(2)	Application of simplified accounting method or accounting procedure specific to the preparation of quarterly consolidated financial statements : Yes
(3)	Changes in accounting principle, procedure and presentation preparing the quarterly consolidated financial statements
1.	Changes due to revision of accounting standard: Yes

2.	Changes due to other than above : None
(4)	The number of shares outstanding (Common stock)

1.	The number of shares outstanding (including treasury stock)
	As of December 31, 2008:	421,320,739 shares
2.	The number of treasury stock
	As of December 31, 2008:	163,363 shares
3.	The average number of shares outstanding
	For the nine months ended December 31, 2008:	421,199,886 shares

* Notification

(1)	The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

(2)	“Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12) and “Implementation Guidance for Accounting Standard for Quarterly Financial Reporting” (ASBJ Guidance No.14) have been applied from this fiscal year. In addition, the quarterly consolidated financial statements of the Company have been prepared in accordance with “Regulations for the Quarterly Consolidated Financial Statements” and “Ordinance for Enforcement of Insurance Business Act” (Ordinance of the Ministry of Finance No.5, 1996).

(3)	There are no figures for the preceding fiscal year since the Company was incorporated on April 1, 2008.

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
Results of MSIG group for the nine months ended December 31, 2008 is as follows.
As a result of underwriting income of 1,403.0 billion yen (which includes net premiums written of 1,106.2 billion yen), investment income of 164.7 billion yen and other ordinary income of 3.7 billion yen, ordinary income was 1,571.4 billion yen. Ordinary expenses were 1,579.8 billion yen, consisting of underwriting expenses of 1,212.6 billion yen (which includes net claims paid of 668.0 billion yen), investment expenses of 131.4 billion yen, operating expenses and general and administrative expenses of 222.8 billion yen, and other ordinary expenses of 12.8 billion yen.
As a result of the above outcome, ordinary losses was 8.3 billion yen. Net profit, which is obtained by adding/deducting extraordinary income, extraordinary losses and income taxes to ordinary losses was 12.0 billion yen.
2. Qualitative Information on Consolidated Financial Condition
Total assets at the end of the third quarter ended December 31, 2008 was 7,598.2 billion yen. Net assets summed up to 1,117.8 billion yen, due to an decrease in unrealized gains on investments.
Cash flows from operating activities for the third quarter ended December 31, 2008 was 39.2 billion yen. Cash flows from investing activities turned out to be positive by 17.0 billion yen due to sales and redemption of securities. Cash flows from financing activities was also negative by 38.6 billion yen due to redemption of short-term bonds. As a result of these cash flows, cash and cash equivalents at the end of the quarter amounted to 357.7 billion yen.
3. Qualitative Information on Consolidated Earnings Forecasts
There are no changes to our earnings forecasts for the fiscal year ending March 31, 2009 released on November 19, 2008.
4. Others
(1) Changes in Significant Subsidiaries During the Period
   (Changes in “Specified Subsidiaries” (Tokutei Kogaisya) affecting scope of consolidation)
          Not Applicable
(2) Application of Simplified Accounting Procedures and Accounting Procedures Significant to Preparation of Quarterly Consolidated Financial Statements
     (Simplified Accounting Procedures)
Evaluation of Recoverability of Deferred Tax Assets
The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of the interim fiscal year with respect to some companies within the scope of consolidation.
     (Accounting Procedures Significant to Preparation of Quarterly Consolidated Financial Statements)
Calculation of Tax Expenses
Tax expenses for domestic companies within the scope of consolidation are mostly calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate.
The amount of income tax adjustments is included under “Income tax”.
(3) Changes in Accounting Procedures and Presentation
((1)) Application of “Accounting Standards for Quarterly Financial Statements”
Starting in this fiscal year, the Company has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). The Company prepares its quarterly consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007).
((2)) Application of “Practical Handling for Accounting Procedures Relative to Foreign Subsidiaries in the Preparation of Consolidated Financial Statements”
Starting from the current first quarter consolidated accounting period, “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements” (the Practical Issues Task Force No. 18, May 17, 2006) is applied, and the necessary adjustments for consolidated accounting are made.
The Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.
The above mentioned adjustments had the effect of increasing ordinary loss by ¥898 million and decreasing the quarterly net income before taxes by ¥898 million for the nine months ended December 31, 2008, compared to the method previously used by Mitsui Sumitomo Insurance Company, Limited. Influence of the said effect to the segment information is shown in the section.
((3)) Application of “Accounting Standards for Lease Transactions”
With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. These standards and guidelines are applied to lease transactions that commenced during the first quarter consolidated accounting period and they are accounted by a method similar to that for ordinary sales transactions.
The effect of the application on the quarterly consolidated financial statements was insignificant.
The non-ownership-transfer finance leases that had commenced prior to the beginning of the first fiscal year are accounted by a method similar to that for ordinary lease transactions.

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets
(Yen in millions)

As of December 31, 2008
Items	Amount

Assets
Cash deposits and savings	388,971
Call loans	35,700
Monetary claims bought	98,859
Money trusts	18,077
Investments in securities	5,318,905
Loans	813,316
Tangible fixed assets	263,580
Intangible fixed assets	79,472
Other assets	490,822
Deferred tax assets	96,231
Bad debts reserve	(5,728)

Total assets	7,598,210

Liabilities
Underwriting funds	5,948,514
Outstanding claims	864,076
Underwriting reserve	5,084,437
Short-term bonds	16,986
Bonds	99,992
Other liabilities	321,922
Reserve for pension and retirement benefits	81,617
Reserve for pension and retirement benefits for officers and operating officers	2,464
Accrued bonuses for employees	1,081
Reserve under the special law	3,518
Reserve for price fluctuation	3,518
Deferred tax liabilities	4,244

Total liabilities	6,480,342

Net assets
Shareholders’ equity
Common stock	100,000
Capital surplus	132,690
Retained earnings	531,459
Treasury stock	(630)

Total shareholders’ equity	763,519

Valuation and translation adjustments
Unrealized gains on investments, net of tax	341,215
Deferred hedge gains (losses), net of tax	12,535
Foreign currency translation adjustments	(14,170)

Total valuation and translation adjustments	339,580

Minority interests	14,767

Total net assets	1,117,867

Total liabilities and net assets	7,598,210

(2) Consolidated Statements of Income
(Yen in millions)

Nine months ended
December 31, 2008
Items	Amount

Ordinary income and expenses
Ordinary income	1,571,480
Underwriting income	1,403,002
Net premiums written	1,106,213
Deposit premiums from policyholders	135,003
Investment income on deposit premiums from policyholders	40,057
Life insurance premiums	96,885
Reversal of underwriting reserve	23,704
Investment income	164,770
Interest and dividends received	137,080
Investment gains on money trusts	204
Gains on sale of securities	57,295
Gains on derivative transactions	4,341
Transfer of investment income on deposit premiums from policyholders	(40,057)
Other ordinary income	3,708
Ordinary expenses	1,579,801
Underwriting expenses	1,212,628
Net claims paid	668,078
Loss adjustment expenses	61,150
Commission and collection expenses	187,220
Maturity refunds to policyholders	215,449
Life insurance claims	27,311
Provision for outstanding claims	49,683
Investment expenses	131,401
Investment losses on money trusts	2,251
Losses on sale of securities	10,425
Losses on devaluation of securities	98,858
Operating expenses and general and administrative expenses	222,897
Other ordinary expenses	12,873
Interest paid	1,186

Ordinary losses	(8,320)

Extraordinary income and losses
Extraordinary income	27,732
Gains on sale of property and equipment	1,289
Reversal of reserve under the special law	26,443
Reversal of reserve for price fluctuation	26,443
Extraordinary losses	2,454
Losses on sale of property and equipment	1,792
Impairment losses	662

Income before income taxes	16,956

Income taxes	11,782
Refund of income taxes for prior periods	(7,307)
Minority Interests	408

Net income	12,073

(3) Interim Consolidated Statements of Cash Flows
(Yen in millions)

Nine months ended
December 31, 2008

Cash flows from operating activities
Income before income taxes	16,956
Depreciation	16,212
Impairment loss on fixed assets	662
Amortization of goodwill	3,095
Amortization of negative goodwill	(17)
Increase(decrease) in outstanding claims	52,847
Increase(decrease) in underwriting reserve	(24,744)
Increase(decrease) in bad debts reserve	490
Increase(decrease) in reserve for employees’ retirement and severance benefits	3,641
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	(242)
Increase(decrease) in accrued bonuses for employees	(12,227)
Increase(decrease) in reserve for price fluctuation	(26,443)
Interest and dividend income	(137,080)
Losses(gains) on investment in securities	52,198
Losses(gains) on investment in derivative transactions	(4,341)
Interest expenses	1,186
Foreign exchange losses(gains)	10,292
Losses(gains) on disposal of tangible fixed assets	503
Equity in losses(gains) of affiliates	9,050
Decrease(increase) in other assets	(20,775)
Increase(decrease) in other liabilities	(12,609)
Others	4,842

Subtotal	(66,501)

Interest and dividends received	138,034
Interest paid	(1,506)
Income tax paid	(30,811)

Total cash flows from operating activities	39,215

Cash flows from investing activities
Net increase(decrease) in deposit at banks	(41,582)
Purchase of monetary claims bought	(3,000)
Proceeds from sales and redemption of monetary claims bought	1,889
Purchase of money trusts	(18)
Proceeds from sales of money trusts	29,690
Purchase of securities	(731,139)
Proceeds from sales and redemption of securities	720,023
Investment in loans	(152,897)
Collection of loans	141,265
Increase(decrease) in cash received under securities lending transactions	61,066
Others	3,689

Total cash flows from financial investments	28,987

Total cash flows from operating activities and financial investments	68,202

Acquisition of tangible fixed assets	(9,150)
Proceeds from sales of tangible fixed assets	2,242
Others	(5,043)

Total cash flows from investing activities	17,034

Cash flows from financing activities
Issuance of short-term bonds	16,949
Redemption of short-term bonds	(30,000)
Acquisition of treasury stock	(704)
Proceeds from disposition of treasury stock	60
Cash dividends paid	(23,074)
Cash dividends paid to minority shareholders	(1,237)
Others	(656)

Total cash flows from financing activities	(38,662)

Effect of exchange rate changes on cash and cash equivalents	(23,948)

Net change in cash and cash equivalents	(6,361)

Balance of cash and cash equivalents at beginning of fiscal year	364,081

Balance of cash and cash equivalents at end of the quarter	357,720

Starting in this fiscal year, the Company has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). The Company prepares its quarterly consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007).
(4) Notes Regarding Going Concern Assumption
   For the nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
               Not Applicable
(5) Segment Information
     [Segment Information by Type of Operations]
     Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Non-life	Life
	insurance	insurance	Total	Eliminations	Consolidated
Ordinary income	1,518,195	112,072	1,630,267	58,787	1,571,480
Ordinary profit(loss)	1,159	(8,955)	(7,795)	524	(8,320)

(Note)	1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

	2.	The principal categories of operations are:

Non-life insurance operations: Non-life insurance underwriting business and asset investment business

Life insurance operations: Life insurance underwriting business and asset investment business

	3.	The amounts of assets in non-life insurance operations and in life insurance operations at the end of the nine months ended December 31, 2008 are 6,511,134 million yen and 1,065,153 million yen, respectively.

	4.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

The Company made necessary adjustments in its consolidated financial statements from the first consolidated accounting period in accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006).

Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect decreasing ordinary income and ordinary profit by ¥322 million and ¥898 million, respectively, in “Non-Life insurance segment”.
     [Segment Information by Location]
     Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated
Ordinary income	1,418,948	61,098	75,096	32,700	1,587,843	16,363	1,571,480
Ordinary profit/(loss)	26,023	3,985	(37,889)	4,743	(3,137)	5,183	(8,320)

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

		(1) Asia: Malaysia, Taiwan and Singapore

		(2) Europe: U.K. and Ireland

		(3) Americas: U.S.A. and Bermuda

	3.	Change in accounting policy

		Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

		The Company made necessary adjustments in its consolidated financial statements from the first consolidated accounting period in accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006).

		Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary income by ¥885 million in “Europe segment”, decreasing ordinary profit by ¥899 million and ¥30 million in “Europe segment” and “Americas segment”, respectively, and also increasing ordinary profit by ¥31 million in “Asia segment”.
[Overseas Sales]
     Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	86,755	74,402	42,345	203,503
II Consolidated sales				1,571,480
III Proportion of overseas sales to consolidated sales (%)	5.52	4.73	2.69	12.95

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

		(1) Asia: Malaysia, Taiwan and Singapore

		(2) Europe: U.K. and Ireland

		(3) Americas: U.S.A. and Bermuda

	3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.
(6) Notes Regarding Material Changes in Shareholders’ Equity
     Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
     Not Applicable.

6. Other Information
In the following tables, figures of the preceding fiscal year are presented on the same accounting principles as those of current fiscal year for the convenience of easy comparison. In addition, since the Company was incorporated on April 1, 2008, figures for the preceding fiscal year represent those of Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.
(1) Summary of Consolidated Results of Operations
(Yen in millions)

	Nine months ended	Nine months ended		Change
Items	December 31, 2007	December 31, 2008	Change	Ratio(%)

Ordinary Income and Expenses:
Underwriting income:	1,475,814	1,403,002	(72,812)	(4.9)
Net premiums written	1,166,530	1,106,213	(60,317)	(5.2)
Deposit premiums from policyholders	153,305	135,003	(18,301)	(11.9)
Life insurance premiums	111,837	96,885	(14,951)	(13.4)
Underwriting expenses:	1,294,476	1,212,628	(81,847)	(6.3)
Net claims paid	655,228	668,078	12,850	2.0
Loss adjustment expenses	57,994	61,150	3,155	5.4
Commission and collection expenses	188,299	187,220	(1,079)	(0.6)
Maturity refunds to policyholders	233,010	215,449	(17,560)	(7.5)
Life insurance claims	23,217	27,311	4,094	17.6

Investment income:	127,853	164,770	36,916	28.9
Interest and dividends received	140,502	137,080	(3,422)	(2.4)
Gains on sale of securities	25,608	57,295	31,687	123.7
Investment expenses:	18,826	131,401	112,575	598.0
Losses on sale of securities	2,513	10,425	7,912	314.8
Losses on devaluation of securities	6,762	98,858	92,095	1,361.8

Operating expenses and general and administrative expenses	211,452	222,897	11,444	5.4

Other ordinary income and expenses	(1,523)	(9,165)	(7,642)	—

Ordinary profit and ordinary losses	77,389	(8,320)	(85,709)	(110.8)

Extraordinary Income and Losses:
Extraordinary income	1,714	27,732	26,017	1,517.6
Extraordinary losses	12,349	2,454	(9,894)	(80.1)

Extraordinary income and losses	(10,635)	25,277	35,912	—

Income before income taxes	66,754	16,956	(49,797)	(74.6)
Income taxes	18,479	11,782	(6,697)	(36.2)
Refund of income taxes for prior periods	—	(7,307)	(7,307)	—
Minority interests	516	408	(107)	(20.8)
Net income	47,758	12,073	(35,684)	(74.7)

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	1,163,191	1,110,185	(53,006)	(4.6)

(2) Premiums and Claims Paid by Line of Insurance
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)
(Yen in millions)

	Nine months ended			Nine months ended
	December 31, 2007			December 31, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	239,168	17.2	(2.6)	238,733	18.2	(0.2)
Marine	93,386	6.7	10.5	88,989	6.8	(4.7)
Personal Accident	229,091	16.4	(13.0)	208,268	15.9	(9.1)
Voluntary Automobile	478,269	34.3	3.8	464,431	35.4	(2.9)
Compulsory Automobile Liability	134,898	9.7	1.6	107,082	8.2	(20.6)
Other	219,372	15.7	10.0	202,869	15.5	(7.5)

Total	1,394,186	100.0	0.5	1,310,374	100.0	(6.0)

Deposit premiums from policyholders	153,305	11.0	(18.0)	135,003	10.3	(11.9)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	474,930		3.0	468,402		(1.4)

Total	1,390,847		0.3	1,314,346		(5.5)

Net Premiums by Lines of Insurance
(Yen in millions)

	Nine months ended			Nine months ended
	December 31, 2007			December 31, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	169,593	14.5	(1.5)	164,456	14.9	(3.0)
Marine	80,773	6.9	14.2	75,180	6.8	(6.9)
Personal Accident	103,944	8.9	(3.1)	102,399	9.2	(1.5)
Voluntary Automobile	470,844	40.4	3.8	459,025	41.5	(2.5)
Compulsory Automobile Liability	144,224	12.4	(0.2)	115,717	10.5	(19.8)
Other	197,150	16.9	9.5	189,434	17.1	(3.9)

Total	1,166,530	100.0	3.4	1,106,213	100.0	(5.2)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	467,505		3.1	462,997		(1.0)

Total	1,163,191		3.1	1,110,185		(4.6)

Net Claims Paid by Lines of Insurance
(Yen in millions)

	Nine months ended			Nine months ended
	December 31, 2007			December 31, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	77,592	11.8	(12.2)	72,561	10.9	(6.5)
Marine	32,461	5.0	18.3	30,333	4.5	(6.6)
Personal Accident	51,993	7.9	8.6	54,980	8.2	5.7
Voluntary Automobile	292,643	44.7	3.1	294,515	44.1	0.6
Compulsory Automobile Liability	102,581	15.7	(0.1)	104,277	15.6	1.7
Other	97,956	14.9	7.2	111,410	16.7	13.7

Total	655,228	100.0	2.1	668,078	100.0	2.0

(Note) Any figures are amounts before the off-set of intersegment transactions.

(3) Securities
(Yen in millions )

	As of December 31, 2008
	Cost or
Items	Amortized cost	Fair value	Difference
Domestic Bonds	2,129,572	2,193,673	64,100
Domestic Stocks	785,580	1,336,557	550,976
Foreign Securities	1,156,927	1,084,347	(72,579)
Others	127,590	125,930	(1,660)

Total	4,199,671	4,740,508	540,836

(Note)	1.	The table set above is a summary of marketable securities available for sale.

	2.	Others include beneficiary claims on loan trust represented as monetary claims bought in the consolidated balance sheet.

	3.	Impairment losses of marketable securities available for sale amount to 85,796 million yen for the nine months ended December 31, 2008.

		The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by 30% or more to their cost.

(Reference) Investment Conditions of Securitized Instruments and Exposure to the US Subprime Loan Losses
Managerial basis
1. Investment Conditions of Specific Securitized Instruments
Note: Information contained in this paragraph is in essence based on guidelines published by the Financial Stability Forum (FSF).
(Yen in hundred millions)

	As of December 31, 2008			As of March 31, 2008
				Amount of
	Amount of		Losses on	investments and		Losses on
	investments and		Devaluation	loans		Devaluation
	loans Note 1	Valuation	Note 2	Note 1	Valuation	Note 2
	(Amount in	Difference	(Including	(Amount in	Difference	(Including
	Consolidated	(Unrealized	Provision for	Consolidated	(Unrealized	Provision for
Category	Balance Sheet)	losses/gains)	Impaired losses)	Balance Sheet)	losses/gains)	Impaired losses)
(1)RMBS Note 3	1,443	24	—	1,417	26	—
Japan	1,405	26	—	1,389	26	—
Overseas	38	(1)	—	28	(0)	—
(2)ABS-CDO Note 4	1	(1)	—	4	(0)	—
AAA	—	—	—	—	—	—
AA	1	(1)	—	4	(0)	—
A	—	—	—	—	—	—
BBB or below	—	—	—	—	—	—
(3)CDO Note 4	140	(6)	(0)	158	(2)	—
CLO	138	(4)	—	152	(1)	—
AAA	138	(4)	—	152	(1)	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	—	—	—	—
CBO	0	—	(0)	4	(0)	—
AAA	—	—	—	2	(0)	—
AA	—	—	—	1	(0)	—
A	—	—	—	—	—	—
BBB or below	0	—	(0)	0	(0)	—
Synthetic CDO	1	(2)	—	1	(0)	—
AAA	—	—	—	—	—	—
AA	1	(0)	—	1	(0)	—
A	—	—	—	—	—	—
BBB or below	0	(1)	—	—	—	—
(4)CMBS	169	(7)	—	187	(1)	—
Japan	169	(7)	—	187	(1)	—
Overseas	—	—	—	—	—	—
(5)ABCP	65	—	—	83	—	—
Portion composed by Mitsui Sumitomo Insurance Group	60	—	—	—	—	—
(6)SIV instruments	—	—	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—	—	—
(7)LBO Loan	135	Note 5 —	(2)	114	Note 5 —	—
Japan	135	—	(2)	114	—	—
Overseas	—	—	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheet as monetary claims bought, investments in securities, and loans.

There are no US subprime loan instruments in the Investments/loans amount.

(Note 2)	Losses on devaluation (Including Provision for Impaired losses) are for the nine months ended December 31, 2008.

(Note 3)	The entire amount of RMBS backed investments for both Japan and overseas are rated AAA.

(Note 4)	There are no hedge transactions in ABS-CDO and CDO instruments.

(Note 5)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 6)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]
•Synthetic CDO: Synthetic Collateralized Debt Obligations
•ABCP: Asset-Backed Commercial Paper
•ABS: Asset-Backed Securities
•ABS-CDO: CDOs backed by asset-backed securities
•CBO: Collateralized Bond Obligation
•CDO: Collateralized Debt Obligation
•CLO: Collateralized Loan Obligation
•CMBS: Commercial Mortgage-Backed Securities
•LBO Loan: Leveraged Buyout Loan
•RMBS: Residential Mortgage-Backed Securities
•SIV: Structured Investment Vehicle
2. Exposure to U.S. Subprime Loans
Breakdown of U.S. Subprime related exposure:
(Yen in billions)

		As of December 31, 2008			As of March 31, 2008
		Outstanding			Outstanding
		(Notional) Par	Exposure to U.S.		(Notional) Par	Exposure to U.S.
		Amount	Subprime Loans		Amount	Subprime Loans
Credit derivatives	ABS-CDO	9.5	—	Note 1	11.8	—
Financial guarantee reinsurance	ABS-CDO	4.9	0.8	Note 2	5.6	0.9
	RMBS	0.6	0.6		1.2	1.2

Total			1.5			2.1

(Note 1)	An ABS CDO referred here partially contains RMBSs backed by U.S. subprime loans (SPL-RMBS:5.4 billion yen) in its underlying assets (pool of ABS). Even if all the SPL-RMBSs defaulted with no recovery (i.e., 100% loss), we would not be obligated to pay claim because there is a subordinated tranche (deductible) of ¥9.5 billion below the tranche we have underwritten. Therefore our exposure to U.S. Subprime Loans is presented as zero in the table above. The Company does not hold any outstanding par amount at the moment (on February 13, 2009), since the contracts reached maturity in January, 2009.

(Note 2)	Likewise, outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount we would be obligated to pay in the event all the SPL-RMBSs with no recovery, is ¥0.8 billion.

Overview of Business Results
     Because this is the first fiscal year since the Company’s establishment, the “consolidated” figures for the same period in the previous year represent those for Mitsui Sumitomo Insurance Company, Limited (consolidated). The figures shown for Mitsui Sumitomo Insurance Company, Limited are those for Mitsui Sumitomo Insurance Company, Limited (non-consolidated).
I. Summary of Business Results for Nine Months Ended December 31, 2008 (Net premiums written, ordinary profit, net income)
(Yen in hundred millions)

			Nine months ended	Nine months ended			FY2007 (ended
			December 31, 2007	December 31, 2008	Change	Growth rate	March 31, 2008)
Net premium written (Note)	Consolidated	(1)	11,631	11,101	(530)	(4.6)%	15,365
	Mitsui Sumitomo Insurance	(2)	9,871	9,426	(445)	(4.5)	13,068
Ordinary Profit (or Ordinary Loss)	Consolidated	(3)	773	(83)	(857)	(110.8)	608
	Mitsui Sumitomo Insurance	(4)	731	370	(361)	(49.4)	550
Net Income	Consolidated	(5)	477	120	(356)	(74.7)	400
	Mitsui Sumitomo Insurance	(6)	466	554	87	18.7	383
	Difference	(7)	10	(433)	(444)	(4,142.6)	16
	Multiple (5÷6)	(8)	1.02	0.22			1.04

(Note)	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”, which contains a special clause related to premium adjustment and refund at maturity.
Breakdowns of Net Income

		Nine months ended	Nine months ended			FY2007 (ended
Net Income (or Net Loss)		December 31, 2007	December 31, 2008	Change	Growth rate	March 31, 2008)
Consolidated	(1)	477	120	(356)	(74.7)%	400
Mitsui Sumitomo Insurance	(2)	466	554	87	18.7	383
Overseas Non-Life Insurance Subsidiaries	(3)	87	(248)	(336)	(384.4)	136
Mitsui Direct General Insurance	(4)	(9)	(9)	(0)	—	(17)
Mitsui Sumitomo Kirameki Life Insurance	(5)	0	0	(0)	(70.3)	0
Mitsui Sumitomo MetLife Insurance	(6)	(37)	(93)	(55)	—	(62)
Other	(7)	10	4	(6)	(61.9)	12
Consolidated adjustment/Holding companies	(8)	(40)	(85)	(45)	—	(52)

(Note) (2) through (7) above are results before consolidated adjustment (the Company’s equity).
II. Status of Non-life Insurance Subsidiaries
(Yen in hundred millions)

			Nine months ended	Nine months ended			FY2007 (ended
Non-Life Insurance			December 31, 2007	December 31, 2008	Change	Growth rate	March 31, 2008)
Net Premiums Written (Note 1)	Consolidated	(1)	11,631	11,101	(530)	(4.6)%	15,365
	Mitsui Sumitomo Insurance	(2)	9,871	9,426	(445)	(4.5)	13,068
	Overseas Subsidiaries	(3)	1,569	1,462	(106)	(6.8)	2,032
	(Asia)	(4)	547	559	11	2.2	715
	(Europe)	(5)	623	506	(117)	(18.8)	816
	(Americas)	(6)	184	184	(0)	(0.0)	239
	(Reinsurance)	(7)	212	211	(1)	(0.6)	261
	Mitsui Direct	(8)	191	213	22	11.7	264
Net Income (or Net Loss)	Mitsui Sumitomo Insurance	(9)	466	554	87	18.7	383
	Overseas Subsidiaries	(10)	87	(248)	(336)	(384.4)	136
	(Asia)	(11)	68	37	(31)	(45.8)	89
	(Europe)	(12)	(45)	(325)	(280)	—	(37)
	(Americas)	(13)	12	9	(2)	(21.6)	17
	(Reinsurance)	(14)	51	29	(21)	(42.4)	67
	Mitsui Direct	(15)	(9)	(9)	(0)	—	(17)

(Note)	1.	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”, which contains a special clause related to premium adjustment and refund at maturity.

	2.	Figures in (9) through (15) are prior to consolidated adjustments (the Company’s equity).

III. Status of Life Insurance Subsidiaries
(Yen in hundred millions)

			Nine months ended	Nine months ended
			December 31, 2007	December 31, 2008			FY 2007 (ended
Life Insurance			As of December 31, 2007	As of December 31, 2008	Change	Growth rate	March 31, 2008)
Mitsui Sumitomo Kirameki Life Insurance
Amount of New Policies	Individual Insurance	(1)	11,034	12,166	1,132	10.3%	14,616
	Individual Annuities	(2)	339	256	(83)	(24.5)	441
Amount of Policies in Force	Individual Insurance	(3)	82,062	86,376	4,313	5.3	82,971
	Individual Annuities	(4)	3,196	3,150	(46)	(1.5)	3,193
Mitsui Sumitomo MetLife Insurance								(Note 1)
Amount of New Policies	Individual Insurance	(5)	226	284	58	26.0	286
	Individual Annuities	(6)	4,197	3,966	(231)	(5.5)	5,637
Amount of Policies in Force	Individual Insurance	(7)	478	821	342	71.6	539
	Individual Annuities	(8)	26,187	22,613	(3,573)	(13.6)	24,739
Net Income (or Net Loss)		(9)	(37)	(93)	(55)	—	(61)	(Note 2)
Mitsui Sumitomo Kirameki Life Insurance		(10)	0	0	(0)	(70.3)	0	(Note 2,3)
Mitsui Sumitomo MetLife Insurance		(11)	(37)	(93)	(55)	—	(62)	(Note 2)

(Note)	1.	Figures are related to an equity method subsidiary, Mitsui Sumitomo MetLife Insurance Co., Ltd.

	2.	Figures in 9 through 11 are prior to consolidated adjustments (Company’s equity).

	3.	Mitsui Sumitomo Kirameki Life Insurance Company, Limited increased its standard underwriting reserve by 3.8 billion yen in the nine months ended December 31, 2007, by 6.7 billion yen in the fiscal year ended March 31, 2007, and by 3.1 billion yen in the nine months ended December 31, 2008.

IV. Overview of business results for major consolidated subsidiaries, etc.
(Reference: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
		balance sheets for
	As of December	the previous
	31, 2008	business year)

Assets
Cash deposits and savings	154,674	159,562
Call loans	35,700	39,900
Monetary claims bought	93,693	90,700
Money trusts	18,001	49,632
Investments in securities	4,273,797	5,275,291
Loans	800,447	777,105
Tangible fixed assets	245,775	254,282
Intangible fixed assets	3,536	3,544
Other assets	342,242	315,784
Deferred tax assets	85,372	—
Customers’ liabilities under acceptances and guarantees	5,403	7,102
Bad debts reserve	(4,344)	(4,339)

Total assets	6,054,300	6,968,568

Liabilities
Underwriting funds	4,564,152	4,656,214
Outstanding claims	582,771	590,155
Underwriting reserve	3,981,381	4,066,058
Short-term bonds	16,986	29,983
Bonds	99,992	99,991
Other liabilities	277,427	239,663
Accrued income taxes, etc.	7,698	9,106
Liabilities under lease agreements	1,314	1,433
Other liabilities	268,414	229,123
Reserve for pension and retirement benefits	80,070	76,457
Reserve for pension and retirement benefits for officers and operating officers	2,363	2,598
Accrued bonuses for employees	228	11,104
Reserve under special laws	2,208	28,818
Reserve for price fluctuation	2,208	28,818
Deferred tax liabilities	—	207,567
Liabilities under acceptances and guarantees	5,403	7,102

Total liabilities	5,048,833	5,359,503

Net assets
Shareholders’ equity
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	428,642	513,711
Total shareholders’ equity	661,345	746,414
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	331,586	862,121
Deferred hedge gains (losses), net of tax	12,535	528
Total valuation and translation adjustments	344,121	862,650

Total net assets	1,005,467	1,609,065

Total liabilities and net assets	6,054,300	6,968,568

(Reference: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008
Items	Amount	Amount

Ordinary income	1,290,358	1,346,890
Underwriting income	1,188,046	1,205,829
Net premiums written	990,503	938,629
Deposit premiums from policyholders	153,305	135,003
Investment income on deposit premiums from policyholders	43,357	40,045
Reversal of outstanding claims	—	7,384
Reversal of underwriting reserve	670	84,677
Investment income	97,933	136,623
Interest and dividends received	115,687	114,537
Investment gains on money trusts	799	204
Gains on sale of securities	21,743	54,213
Transfer of investment income on deposit premiums from policyholders	(43,357)	(40,045)
Other ordinary income	4,378	4,437

Ordinary expenses	1,217,207	1,309,877
Underwriting expenses	1,039,705	1,020,173
Net claims paid	582,930	587,846
Loss adjustment expenses	53,483	56,458
Commission and collection expenses	158,766	157,928
Maturity refunds to policyholders	233,010	215,449
Provision for outstanding claims	11,063	—
Investment expenses	16,959	121,158
Investment losses on money trusts	60	2,251
Losses on sale of securities	1,360	7,486
Losses on devaluation of securities	6,744	92,588
Operating expenses and general and administrative expenses	158,329	166,352
Other ordinary expenses	2,213	2,193
Interest paid	727	1,164

Ordinary profit	73,150	37,013

Extraordinary income	1,846	27,856
Extraordinary losses	12,178	2,446

Income before income taxes	62,818	62,423
Income taxes	16,132	14,317
Refund of income taxes for prior periods	—	(7,307)

Net income	46,686	55,413

(Reference: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Status of Profit/losses on the Current Quarter
(Yen in millions)

	Nine months	Nine months
	ended	ended
	December	December		Increase
Items	31, 2007	31, 2008	Change	ratio (%)

Direct premiums written (including deposit premiums from policyholders)	1,186,964	118,921	(68,043)	(5.7)
Direct premiums written	1,033,659	983,917	(49,741)	(4.8)
Ordinary profit/losses
Underwriting income	1,188,046	1,205,829	17,782	1.5
Net premiums written	990,503	938,629	(51,873)	(5.2)
Deposit premiums from policyholders	153,305	135,003	(18,301)	(11.9)
Underwriting expenses	1,039,705	1,020,173	(19,531)	(1.9)
Net claims paid	582,930	587,846	4,915	0.8
Loss adjustment expenses	53,483	56,458	2,974	5.6
Commission and collection expenses	158,766	157,928	(838)	(0.5)
Maturity refunds to policyholders	233,010	215,449	(17,560)	(7.5)
Investment income	97,933	136,623	38,690	39.5
Interest and dividends received	115,687	114,537	(1,150)	(1.0)
Gains on sale of securities	21,743	54,213	32,470	149.3
Investment expenses	16,959	121,158	104,198	614.4
Losses on sale of securities	1,360	7,486	6,126	450.2
Losses on devaluation of securities	6,744	92,588	85,844	1,272.8
Operating expenses and general and administrative expenses	158,329	166,352	8,022	5.1
Operating expenses and general and administrative expenses related to underwriting	148,955	156,728	7,772	5.2
Other ordinary profit/expenses	2,165	2,244	79	3.7
Ordinary profit	73,150	37,013	(36,137)	(49.4)
Underwriting profit/losses	506	29,971	29,464	5,816.4
Extraordinary profit/losses
Extraordinary profit	1,846	27,856	26,010	1,409.0
Extraordinary losses	12,178	2,446	(9,731)	(79.9)
Extraordinary profit/losses	(10,332)	25,409	35,742	—
Income before income taxes	62,818	62,423	(395)	(0.6)
Income taxes — current	16,132	14,317	(1,814)	(11.2)
Refund of income taxes for prior periods	—	(7,307)	(7,307)	—
Net income	46,686	55,413	8,727	18.7
Ratios
Net loss ratio	64.3%	68.6%
Net expense ratio	31.1%	33.5%
<Following figures exclude Good Result Return premiums of “ModoRich”, proprietary auto insurance product which contains a special clause related to premium adjustment and refund at maturity.>

Direct premiums written (including deposit premiums from policyholders)	1,183,626	1,122,893	(60,733)	(5.1)
Direct premiums written	1,030,320	987,889	(42,431)	(4.1)
Net premiums written	987,164	942,600	(44,563)	(4.5)
Net loss ratio	64.5%	68.4%
Net expense ratio	31.2%	33.4%

(Note) 1.	Underwriting profit = Underwriting profit/losses - (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) ±Other income/losses

Other income/losses include income taxes on compulsory automobile liability insurance.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums paid × 100

3.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums paid × 100

(Reference: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Premiums and Claims Paid by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)
Fire	162,589	15.7	0.3	162,853	16.5	0.2
Marine	64,939	6.3	8.5	62,701	6.4	(3.4)
Personal Accident	102,220	9.9	(4.6)	100,342	10.2	(1.8)
Voluntary Automobile	420,318	40.7	(1.2)	405,609	41.2	(3.5)
Compulsory Automobile Liability	134,898	13.0	1.6	107,082	10.9	(20.6)
Other	148,693	14.4	2.7	145,328	14.8	(2.3)

Total	1,033,659	100.0	0.1	983,917	100.0	(4.8)

Deposit Premiums from Policyholders	153,305		(18.0)	135,003		(11.9)
<Net direct premiums excluding Good Result Return premiums of the auto insurance ‘ModoRich”, which contains a special clause related to premium adjustment and refund at maturity>

Voluntary Automobile	416,979		(2.0)	409,581		(1.8)

Total	1,030,320		(0.2)	987,889		(4.1)

Net Premiums Written

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)
Fire	129,804	13.1	(0.4)	129,684	13.8	(0.1)
Marine	55,503	5.6	8.1	51,269	5.5	(7.6)
Personal Accident	98,215	9.9	(4.5)	96,728	10.3	(1.5)
Voluntary Automobile	419,597	42.4	(1.3)	404,997	43.1	(3.5)
Compulsory Automobile Liability	144,041	14.5	(0.3)	115,542	12.3	(19.8)
Other	143,340	14.5	1.5	140,406	15.0	(2.0)

Total	990,503	100.0	(0.5)	938,629	100.0	(5.2)

<Net direct premiums excluding Good Result Return premiums of the auto insurance ‘ModoRich”, which contains a special clause related to premium adjustment and refund at maturity>

Voluntary Automobile	416,258		(2.1)	408,968		(1.8)

Total	987,164		(0.8)	942,600		(4.5)

Net Claims Paid

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	y/y change (%)	Net Loss	Amount	y/y change (%)	Net Loss
Line of Business	(Yen in millions)	(decrease)	ratio (%)	(Yen in millions)	(decrease)	ratio (%)
Fire	60,024	(10.6)	48.7	53,585	(10.7)	43.8
Marine	26,056	17.6	49.7	21,978	(15.7)	45.9
Personal Accident	49,765	8.4	56.9	52,479	5.5	61.6
Voluntary Automobile	263,932	(1.6)	69.9	263,802	(0.0)	72.9
Compulsory Automobile Liability	102,466	(0.2)	77.0	104,142	1.6	97.3
Other	80,686	6.0	59.7	91,858	13.8	68.8

Total	582,930	0.1	64.3	587,846	0.8	68.6

<Net direct premiums excluding Good Result Return premiums of the auto insurance ‘ModoRich”, which contains a special clause related to premium adjustment and refund at maturity>

Voluntary Automobile	263,932	(1.6)	70.5	263,802	(0.0)	72.2

Total	582,930	0.1	64.5	587,846	0.8	68.4

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Reference: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Non-conslidated Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
	As of	balance sheets
	December 31,	for the previous
	2008	business year)

Assets
Cash deposits and savings	2,635	3,009
Call loans	—	—
Monetary claims bought	—	—
Money trusts	—	—
Investments in securities	25,882	23,898
Loans	—	—
Tangible fixed assets	246	319
Intangible fixed assets	2,705	3,259
Other assets	4,056	4,293
Deferred tax assets	—	—
Customers’ liabilities under acceptances and guarantees	—	—
Bad debts reserve	(1)	(0)

Total assets	35,526	34,780

Liabilities
Underwriting funds	28,343	25,484
Outstanding claims	11,272	8,565
Underwriting reserve	17,071	16,919
Short-term bonds	—	—
Bonds	—	—
Other liabilities	753	1,228
Accrued income taxes, etc.	54	95
Liabilities under lease agreements	—	—
Other liabilities	698	1,133
Reserve for pension and retirement benefits	—	—
Reserve for pension and retirement benefits for officers and operating officers	—	—
Accrued bonuses for employees	—	194
Reserve under special laws	7	5
Reserve for price fluctuation	7	5
Deferred tax liabilities	48	34
Liabilities under acceptances and guarantees	—	—

Total liabilities	29,152	26,947

Net assets
Shareholders’ equity
Common stock	30,000	30,000
Capital surplus	—	—
Retained earnings	(23,711)	(22,228)
Treasury stock	—	—
Total shareholders’ equity	6,288	7,771
Valuation and translation adjustments
Unrealized gains on investments, net of tax	85	60
Deferred hedge gains (losses), net of tax	—	—
Total valuation and translation adjustments	85	60

Total net assets	6,374	7,832

Total liabilities and net assets	35,526	34,780

(Reference: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008
Items	Amount	Amount

Ordinary income	19,250	21,490
Underwriting income	19,116	21,351
Net premiums written	19,110	21,339
Deposit premiums from policyholders	—	—
Investment income on deposit premiums from policyholders	5	11
Investment income	129	137
Interest and dividends received	134	143
Investment gains on money trusts	—	—
Gains on sale of securities	—	5
Transfer of investment income on deposit premiums from policyholders	(5)	(11)
Other ordinary income	5	1

Ordinary expenses	20,667	22,958
Underwriting expenses	15,022	17,176
Net claims paid	10,641	12,572
Loss adjustment expenses	1,392	1,549
Commission and collection expenses	160	196
Maturity refunds to policyholders	—	—
Provision for outstanding claims	1,987	2,706
Provision for underwriting reserve	839	151
Investment expenses	—	—
Investment losses on money trusts	—	—
Losses on sale of securities	—	—
Losses on devaluation of securities	—	—
Operating expenses and general and administrative expenses	5,615	5,761
Other ordinary expenses	29	20
Interest paid	—	—

Ordinary losses	1,416	1,468

Extraordinary income	—	—
Extraordinary losses	5	3

Losses before income taxes	1,422	1,472
Income taxes — current	15	10
Income taxes — deferred	—	—

Net losses	1,438	1,482

(Reference: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Status of Profit/losses on the Current Quarter
(Yen in millions)

	Nine months	Nine months
	ended December	ended December		Increase
Items	31, 2007	31, 2008	Change	ratio (%)
Direct premiums written (including deposit premiums from policyholders)	18,960	21,214	2,254	11.9
Direct premiums written	18,960	21,214	2,254	11.9
Ordinary profit/losses
Underwriting income	19,116	21,351	2,235	11.7
Net premiums written	19,110	21,339	2,229	11.7
Deposit premiums from policyholders	—	—	—	—
Underwriting expenses	15,022	17,176	2,154	14.3
Net claims paid	10,641	12,572	1,930	18.1
Loss adjustment expenses	1,392	1,549	157	11.3
Commission and collection expenses	160	196	35	22.2
Maturity refunds to policyholders	—	—	—	—
Investment income	129	137	8	6.5
Interest and dividends received	134	143	8	6.3
Gains on sale of securities	—	5	5	—
Investment expenses	—	—	—	—
Losses on sale of securities	—	—	—	—
Losses on devaluation of securities	—	—	—	—
Operating expenses and general and administrative expenses	5,615	5,761	145	2.6
Operating expenses and general and administrative expenses related to underwriting	5,615	5,756	140	2.5
Other ordinary income/expenses	(23)	(19)	4	—
Ordinary profit/losses	(1,416)	(1,468)	(51)	—
Underwriting profit/losses	(1,521)	(1,581)	(59)	—
Extraordinary profit/losses
Extraordinary profit	—	—	—	—
Extraordinary losses	5	3	(2)	(35.2)
Extraordinary profit/losses	(5)	(3)	2	—
Income before income taxes	(1,422)	(1,472)	(49)	—
Income taxes — current	15	10	(5)	(33.3)
Income taxes — deferred	—	—	—	—
Net income	(1,438)	(1,482)	(44)	—
Ratios
Net loss ratio	63.0%	66.2%
Net expense ratio	30.2%	27.9%

(Note) 1.	Underwriting profit = Underwriting profit/losses - (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) ±Other income/losses

Other income/losses include income taxes on compulsory automobile liability insurance.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums paid × 100

3.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums paid × 100

(Reference: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Premiums and Claims Paid by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	21	0.1	9,880.7	58	0.3	172.5
Voluntary Automobile	18,938	99.9	17.8	21,156	99.7	11.7
Compulsory Automobile Liability	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	18,960	100.0	18.0	21,214	100.0	11.9

Deposit Premiums from Policyholders	—	—	—	—	—	—
Net Premiums Written

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	21	0.1	9,880.7	58	0.3	172.5
Voluntary Automobile	18,906	98.9	17.7	21,107	98.9	11.6
Compulsory Automobile Liability	182	1.0	27.1	174	0.8	(4.5)
Other	—	—	—	—	—	—

Total	19,110	100.0	17.9	21,339	100.0	11.7

Net Claims Paid

	Nine months ended December 31, 2007			Nine months ended December 31, 2008
	Amount	y/y change (%)	Net Loss	Amount	y/y change (%)	Net Loss
Line of Business	(Yen in millions)	(decrease)	ratio (%)	(Yen in millions)	(decrease)	ratio (%)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	13	—	125.2	21	58.5	45.0
Voluntary Automobile	10,513	20.1	62.9	12,416	18.1	66.1
Compulsory Automobile Liability	115	18.8	63.3	134	16.8	77.4
Other	—	—	—	—	—	—

Total	10,641	20.2	63.0	12,572	18.1	66.2

(Note)	Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

		As of March 31,
		2008 (summarized
	As of	balance sheets
	December 31,	for the previous
	2008	business year)

Assets
Cash deposits and savings	12,141	11,706
Investments in securities	995,215	944,609
Loans	27,815	24,587
Tangible fixed assets	595	631
Due from agencies	36	39
Due from reinsurers	115	299
Other assets	18,435	17,737
Deferred tax assets	—	252
Bad debts reserve	(87)	(100)

Total assets	1,054,268	999,763

Liabilities
Underwriting funds:	989,544	935,069
Outstanding claims	10,238	10,226
Underwriting reserve	977,323	922,547
Reserve for policyholder dividends	1,982	2,295
Due to agencies	1,658	1,782
Due to reinsurers	95	134
Other liabilities	2,389	3,799
Accrued income taxes, etc.	—	423
Liabilities under lease agreements	53	—
Other liabilities	2,335	3,375
Reserve for pension and retirement benefits	318	246
Reserve for pension and retirement benefits for officers and operating officers	100	107
Reserve under special laws	1,302	1,137
Reserve for price fluctuation	1,302	1,137
Deferred tax liabilities	464	—

Total liabilities	995,873	942,278

Net assets
Shareholders’ equity
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	293	288
Total shareholders’ equity	49,007	49,003
Valuation and translation adjustments
Unrealized gains on investments, net of tax	9,387	8,482
Total valuation and translation adjustments	9,387	8,482

Total net assets	58,395	57,485

Total liabilities and net assets	1,054,268	999,763

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008
Items	Amount	Amount

Ordinary income	172,058	175,798
Insurance premiums and other	159,271	160,611
Insurance premiums	159,200	160,103
Investment income	12,142	14,837
Interest and dividends received	12,069	13,682
Gains on sale of securities	72	1,155
Other ordinary income	644	349

Ordinary expenses	169,656	173,854
Insurance claims and other	70,651	91,037
Insurance claims	19,059	22,437
Annuity payments	652	1,401
Benefits	3,576	3,979
Surrender benefits	46,288	62,160
Other refunds	592	592
Provision for underwriting reserve and other	72,346	54,788
Provision for outstanding claims	—	12
Provision for underwriting reserve	72,346	54,775
Provision of interest portion of reserve for dividends to policyholders	0	0
Investment expenses	11	128
Interest paid	5	2
Losses on sale of securities	—	119
Operating expenses	24,940	26,023
Other ordinary expenses	1,707	1,876

Ordinary profit	2,401	1,943

Extraordinary income	—	13
Extraordinary losses	154	169

Provision for reserve for dividends to policyholders	2,055	1,572
Income before income taxes	191	215
Income taxes — current	(19)	6
Income taxes — deferred	195	204

Net income	14	4

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Results for the Nine Months Ended December 31, 2008
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of December 31, 2008		As of March 31, 2008
	No. of policies (thousand)	Amount (Yen in millions)	No. of policies (thousand)	Amount (Yen in millions)
Individual Insurance	984	8,637,648	920	8,297,141
Individual Annuities	65	315,028	65	319,339
Group Insurance	—	2,512,302	—	2,488,971
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Nine months ended				Nine months ended
	December 31, 2007				December 31, 2008
								Net increase
	No. of	Amount	New policies	Net increase	No. of	Amount	New policies	by conversion
	policies	(Yen in	(Yen in	by conversion	policies	(Yen in	(Yen in	(Yen in
	(thousand)	millions)	millions)	(Yen in millions)	(thousand)	millions)	millions)	millions)
Individual Insurance	106	1,103,434	1,103,434	—	128	1,216,686	1,216,686	—
Individual Annuities	4	33,959	33,959	—	3	25,642	25,642	—
Group Insurance	—	42,494	42,494	—	—	28,421	28,421	—
Group Annuities	—	—	—	—	—	—	—	—

(Note) The amount of individual annuities is the funds to be held at the time annuity payments are to commence.
Annualized Premiums

(1) Amount of In-Force Policies	(Yen in millions)

	As of December 31, 2008	As of March 31, 2008
Individual Insurance	177,237	177,420
Individual Annuities	18,652	19,038

Total	195,889	196,458

Medical coverage, living benefits, etc.	27,899	25,142

(2) Amount of New Policies	(Yen in millions)

	Nine months	Nine months
	ended December 31, 2007	ended December 31, 2008
Individual Insurance	17,731	18,521
Individual Annuities	1,684	1,339

Total	19,415	19,860

Medical coverage, living benefits, etc.	3,817	4,478

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Key Items
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008	Change
Insurance premiums and other	159,271	160,611	1,340
Investment income	12,142	14,837	2,694
Insurance claims and other	70,651	91,037	20,385
Investment expenses	11	128	117
Total Assets
(Yen in millions)

	As of December 31, 2008	As of March 31, 2008
Total assets	1,054,268	999,763

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
		balance sheets
	As of December	for the previous
	31, 2008	business year)

Assets
Cash deposits and savings	54,647	29,162
Money Trusts	194,983	169,949
Investments in securities	2,050,063	2,282,161
Loans	558	370
Tangible fixed assets	769	480
Intangible fixed assets	3	—
Due from reinsurers	415	—
Other assets	31,767	41,830
Deferred tax assets	29,822	19,146

Total assets	2,363,031	2,543,102

Liabilities
Underwriting funds:	2,325,082	2,509,690
Outstanding claims	6,196	6,139
Underwriting reserve	2,318,885	2,503,550
Due to agencies	2,852	4,019
Due to reinsurers	1,045	1,610
Other liabilities	16,802	12,428
Accrued income taxes, etc.	8	3
Liabilities under lease agreements	41	—
Other liabilities	16,752	12,425
Reserve under special laws	477	334
Reserve for price fluctuation	477	334

Total liabilities	2,346,260	2,528,083

Net assets
Shareholders’ equity
Common stock	41,060	30,860
Capital surplus	24,735	14,535
Retained earnings	(49,037)	(30,379)
Total shareholders’ equity	16,757	15,015
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	13	3
Total valuation and translation adjustments	13	3

Total net assets	16,770	15,018

Total liabilities and net assets	2,363,031	2,543,102

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008
Items	Amount	Amount

Ordinary income	490,505	636,906
Insurance premiums and other	486,405	447,157
Insurance premiums	486,359	445,173
Investment income	17	32
Interest and dividends received	17	32
Other ordinary income	4,082	189,716
Reversal of underwriting reserve	—	184,665

Ordinary expenses	503,036	665,780
Insurance claims and other	79,184	93,339
Insurance claims	18,026	23,014
Annuity payments	5,161	13,082
Benefits	845	11,215
Surrender benefits	42,098	30,896
Other refunds	1,598	1,855
Provision for underwriting reserve and other	347,813	57
Provision for outstanding claims	1,840	57
Provision for underwriting reserve	345,973	—
Investment expenses	31,091	527,872
Interest paid	50	58
Investment losses on money trusts	240	38,936
Losses on separate accounts	30,686	488,130
Operating expenses	36,846	36,446
Other ordinary expenses	8,100	8,063
Amortization of deferred assets under Article 113 of Insurance Business Law	6,370	6,370

Ordinary losses	12,531	28,873

Extraordinary income	0	—
Extraordinary losses	141	457

Losses before income taxes	12,672	29,330
Income taxes — current	2	8
Income taxes — deferred	(5,085)	(10,681)

Net losses	7,589	18,657

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Results for the Nine Months Ended December 31, 2008
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of December 31, 2008		As of March 31, 2008
	No. of policies	Amount	No. of policies	Amount
	(thousand)	(Yen in millions)	(thousand)	(Yen in millions)
Individual Insurance	7	82,142	4	53,902
Individual Annuities	314	2,261,346	270	2,473,969
Group Insurance	—	—	—	—
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence (or, insurance premium reserve, in the case of an individual variable annuity) for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Nine months ended December 31, 2007				Nine months ended December 31, 2008
Net increase
	No. of	Amount	New policies	Net increase	No. of	Amount	New policies	by conversion
	policies	(Yen in	(Yen in	by conversion	policies	(Yen in	(Yen in	(Yen in
	(thousand)	millions)	millions)	(Yen in millions)	(thousand)	millions)	millions)	millions)
Individual Insurance	1	22,607	22,607	—	2	28,482	28,482	—
Individual Annuities	44	419,752	419,752	—	49	396,621	396,621	—
Group Insurance	—	—	—	—	—	—	—	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (or, insurance premium reserve at the time of enrollment, in the case of an individual variable annuity).
Annualized Premiums
(1) Amount of In-Force Policies
(Yen in millions)

	As of December 31, 2008	As of March 31, 2008
Individual Insurance	7,365	4,803
Individual Annuities	527,099	510,773

Total	534,464	515,577

Medical coverage, living benefits, etc.	87	120
(2) Amount of New Policies
(Yen in millions)

	Nine months	Nine months
	ended December 31, 2007	ended December 31, 2008
Individual Insurance	2,055	2,576
Individual Annuities	238,874	228,411

Total	240,929	230,987

Medical coverage, living benefits, etc.	4	2

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Key Items
(Yen in millions)

	Nine months ended	Nine months ended
	December 31, 2007	December 31, 2008	Change
Insurance premiums and other	486,405	447,157	(39,247)
Investment income	17	32	14
Insurance claims and other	79,184	93,339	14,155
Investment expenses	31,091	527,872	496,780
Total Assets
(Yen in millions)

	As of December 31, 2008	As of March 31, 2008
Total assets	2,363,031	2,543,102
Balance of assets in separated account	2,057,383	2,290,959

[English Summary]
Quarterly Securities Report for the Three Months Ended December 31, 2008

Section I: Information on the Reporting Company
Part 1: Information on the company
(Omitted.)
Part 2: Information on the business
(Omitted.)
Part 3: Information on the facilities
(Omitted.)
Part 4: Information of the reporting company
(Omitted.)
Part 5: Status of accounting
1. Method of Preparation of Quarterly Consolidated Financial Statements
(1) The Company prepares its quarterly consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007).
(2) No disclosure is made for the end of previous consolidated fiscal year since the Company was incorporated on April 1, 2008.
Items that need to be disclosed in case where there is significant change compared to the end of last fiscal year under “Regulations Concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” are nevertheless disclosed except when insignificant, since the comparison cannot be made.
The accounting treatment of the sole share transfer in establishment of the Company is based on the book value at Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, similar to that for a transaction under common control, pursuant to the “Accounting Standards for Business Combinations” (Business Accounting Council, October 31, 2003) and the “Guidance on Accounting Standards for Business Combinations and Accounting Standard for Business Divestitures” (Implementation Guidance on Accounting Standard No. 10, as revised November 15, 2007).
2. Status of profit and loss for the quarterly consolidated accounting period
Status of profit and loss of the Company for this third quarter consolidated accounting period is shown in “2 [Others]”, since the Company conducts business designated by Article17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”.
3. Audit Certification
In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, a quarterly review of the Company’s quarterly consolidated financial statements for the nine months ended December 31, 2008 (from April 1, 2008 through December 31, 2008) has been undertaken by KPMG AZSA & Co.

1. [Quarterly Consolidated Financial Statements]
(1) [Quarterly Consolidated Balance Sheets]
(Yen in millions)

	As of December 31, 2008
Items	Amount

Assets
Cash deposits and savings	*2	388,971
Call loans		35,700
Monetary claims bought		98,859
Money trusts		18,077
Investments in securities	*2	5,318,905
Loans		813,316
Tangible fixed assets	*1, *2	263,580
Intangible fixed assets		79,472
Other assets		490,822
Deferred tax assets		96,231
Bad debts reserve		(5,728)

Total assets		7,598,210

Liabilities
Underwriting funds		5,948,514
Outstanding claims		864,076
Underwriting reserve		5,084,437
Short-term bonds		16,986
Bonds		99,992
Other liabilities		321,922
Reserve for pension and retirement benefits		81,617
Reserve for pension and retirement benefits for officers and operating officers		2,464
Accrued bonuses for employees		1,081
Reserve under the special law		3,518
Reserve for price fluctuation		3,518
Deferred tax liabilities		4,244

Total liabilities		6,480,342

Net assets
Shareholders’ equity
Common stock		100,000
Capital surplus		132,690
Retained earnings		531,459
Treasury stock		(630)

Total shareholders’ equity		763,519

Valuation and translation adjustments
Unrealized gains on investments, net of tax		341,215
Deferred hedge gains (losses), net of tax		12,535
Foreign currency translation adjustments		(14,170)

Total valuation and translation adjustments		339,580

Minority interests		14,767

Total net assets		1,117,867

Total liabilities and net assets		7,598,210

(2) [Quarterly Consolidated Statements of Income]
(Yen in millions)

	Nine months ended December 31,
	2008
Items	Amount

Ordinary income and expenses
Ordinary income		1,571,480
Underwriting income		1,403,002
Net premiums written		1,106,213
Deposit premiums from policyholders		135,003
Investment income on deposit premiums from policyholders		40,057
Life insurance premiums		96,885
Reversal of underwriting reserve		23,704
Investment income		164,770
Interest and dividends received		137,080
Investment gains on money trusts		204
Gains on sale of securities		57,295
Gains on derivative transactions		4,341
Transfer of investment income on deposit premiums from policyholders		(40,057)
Other ordinary income		3,708
Ordinary expenses		1,579,801
Underwriting expenses		1,212,628
Net claims paid		668,078
Loss adjustment expenses	*1	61,150
Commission and collection expenses	*1	187,220
Maturity refunds to policyholders		215,449
Life insurance claims		27,311
Provision for outstanding claims		49,683
Investment expenses		131,401
Investment losses on money trusts		2,251
Losses on sale of securities		10,425
Losses on devaluation of securities		98,858
Operating expenses and general and administrative expenses	*1	222,897
Other ordinary expenses		12,873
Interest paid		1,186

Ordinary losses		(8,320)

Extraordinary income and losses
Extraordinary income		27,732
Gains on sale of property and equipment		1,289
Reversal of reserve under the special law		26,443
Reversal of reserve for price fluctuation		26,443
Extraordinary losses		2,454
Losses on sale of property and equipment		1,792
Impairment losses		662

Income before income taxes		16,956

Income taxes		11,782
Refund of income taxes for prior periods		(7,307)
Minority Interests		408

Net income		12,073

(3) [Quarterly Consolidated Statements of Cash Flows]
(Yen in millions)

	Nine months ending
	December 31, 2008
Cash flows from operating activities
Income before income taxes		16,956
Depreciation		16,212
Impairment loss on fixed assets		662
Amortization of goodwill		3,095
Amortization of negative goodwill		(17)
Increase(decrease) in outstanding claims		52,847
Increase(decrease) in underwriting reserve		(24,744)
Increase(decrease) in bad debts reserve		490
Increase(decrease) in reserve for employees’ retirement and severance benefits		3,641
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers		(242)
Increase(decrease) in accrued bonuses for employees		(12,227)
Increase(decrease) in reserve for price fluctuation		(26,443)
Interest and dividend income		(137,080)
Losses(gains) on investment in securities		52,198
Losses(gains) on investment in derivative transactions		(4,341)
Interest expenses		1,186
Foreign exchange losses(gains)		10,292
Losses(gains) on disposal of tangible fixed assets		503
Equity in losses(gains) of affiliates		9,050
Decrease(increase) in other assets		(20,775)
Increase(decrease) in other liabilities		(12,609)
Others		4,842

Subtotal		(66,501)

Interest and dividends received		138,034
Interest paid		(1,506)
Income tax paid		(30,811)

Total cash flows from operating activities		39,215

Cash flows from investing activities
Net increase(decrease) in deposit at banks		(41,582)
Purchase of monetary claims bought		(3,000)
Proceeds from sales and redemption of monetary claims bought		1,889
Purchase of money trusts		(18)
Proceeds from sales of money trusts		29,690
Purchase of securities		(731,139)
Proceeds from sales and redemption of securities		720,023
Investment in loans		(152,897)
Collection of loans		141,265
Increase(decrease) in cash received under securities lending transactions		61,066
Others		3,689

Total cash flows from financial investments		28,987

Total cash flows from operating activities and financial investments		68,202

Acquisition of tangible fixed assets		(9,150)
Proceeds from sales of tangible fixed assets		2,242
Others		(5,043)

Total cash flows from investing activities		17,034

Cash flows from financing activities
Issuance of short-term bonds		16,949
Redemption of short-term bonds		(30,000)
Acquisition of treasury stock		(704)
Proceeds from disposition of treasury stock		60
Cash dividends paid		(23,074)
Cash dividends paid to minority shareholders		(1,237)
Others		(656)

Total cash flows from financing activities		(38,662)

Effect of exchange rate changes on cash and cash equivalents		(23,948)

Net change in cash and cash equivalents		(6,361)

Balance of cash and cash equivalents at beginning of fiscal year		364,081

Balance of cash and cash equivalents at end of the quarter	*1	357,720

[Basic Changes for the Preparation of Quarterly Consolidated Financial Statements]

Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)

1.	Change in equity method	(1) Change in number of affiliate companies accounted for under the equity method

Equity method is applied to SMA MSI AS from the interim consolidated accounting period since Mitsui Sumitomo Insurance Company (Europe), Limited, a consolidated subsidiary of the Company, acquired the shares in the new affiliate.

(2) Number of affiliate companies accounted for under the equity method after change: 4

2.	Change in accounting standards	(1) Application of “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements.”

Starting from the first quarter consolidated accounting period, “Practical handling for accounting procedures relative to foreign subsidiaries in the preparation of consolidated financial statements” (the Practical Issues Task Force No. 18, May 17, 2006) is applied, and the necessary adjustments for consolidated accounting are made.

The Reporting Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.

The above mentioned adjustments had the effect of increasing the ordinary loss for ¥898million and decreasing the quarterly income before income taxes by ¥898 million, compared to the method previously used by Mitsui Sumitomo Insurance Company, Limited.

The impact on the segment information is shown under the heading ‘Segment Information.’

(2) Application of accounting standards for lease transactions

With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. In accordance with these standards, these standards and guidelines are applied and lease transactions that commenced during the first quarter consolidated accounting period are accounted by a method similar to that for ordinary sales transactions.

The effect of the application on the quarterly consolidated financial statements was insignificant.

The non-ownership-transfer finance leases that had commenced prior to the beginning of the first fiscal year are accounted by a method similar to that for ordinary lease transactions.

[Simplified Accounting Procedures]

Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)

Evaluation of recoverability of deferred tax assets	The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of the interim accounting period with respect to some companies within the scope of consolidation.
[Unique Accounting Procedures Used in the Preparation of Quarterly Consolidated Financial Statements]

Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)

Calculation of tax expenses	Tax expenses for domestic subsidiaries within the scope of consolidation are mostly calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate.

The amount of income tax adjustments is included under “Income taxes”.

[Notes]

     (Notes to Quarterly Consolidated Balance Sheets)
As of December 31, 2008
*1	The Accumulated depreciation for “Tangible fixed assets” amounts to ¥274,015 million.

*2	Assets pledged as collateral are ¥84,364 million in securities, ¥3,383 million in cash, deposits and savings, and ¥483 million in tangible fixed assets. These include depositary assets for overseas business and a reserve held for the Real Time Gross Settlement System for current accounts with the Bank of Japan.

3	Mitsui Sumitomo Insurance Company, Limited provides guarantee in connection with transactions of limited partnership entities. Aggregate net present value of the covered transactions was ¥132,740 million at the end of the current quarter consolidated accounting period. This amount was not included in Customers’ liabilities under acceptances and guarantees and Liabilities under acceptances and guarantees since there is no substantial exposure.

4	The Company and Mitsui Sumitomo Insurance Company, Limited have entered into a net asset maintenance agreement with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliate of the Company. Under this agreement, if said affiliate’s net assets fall short of a predetermined level or it fails to maintain adequate liquidity for payment for its obligations, the foresaid two companies will provide funding to the affiliate. The amounts of total liabilities and total assets of the affiliate at the end of the current quarter consolidated accounting period are ¥2,346,260 million (including Underwriting reserve in the amount of ¥2,325,082 million) and ¥2,363,031 million, respectively.

The agreement does not provide for any guarantees for the affiliate’s payment obligations. The affiliate’s net assets were above the predetermined level and its liquidity was adequate at the end of the current quarter consolidated accounting period.

     (Notes to Quarterly Consolidated Statements of Income)
Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)
*1   Business expenses consist primarily of the following:

Agents’ commissions	¥194,965 million
Salaries	¥112,503 million
Business expenses represent the aggregate amount of loss adjustment expenses, operating expenses and general administrative expenses, and commission and collection expenses that are presented in the quarterly consolidated statement of income.

     (Notes to Quarterly Consolidated Statements of Cash Flows)
Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)
*1   Reconciliation of balance sheet items to cash and cash equivalents outstanding

(December 31, 2008)
(Yen in millions)
Cash deposits and savings	388,971
Call loans	35,700
Monetary claims bought	98,859
Money trusts	18,077
Securities	5,318,905
Time deposit with an original maturity of more than 3 months	(88,414)
Monetary claims bought other than cash equivalents	(81,288)
Money trust other than cash equivalents	(17,647)
Securities other than cash equivalents	(5,315,444)

Cash and cash equivalents	357,720

2	Cash flows from investing activities include cash flows from investments made as part of the insurance business.

     (Shareholders’ Equity)
As of December 31, 2008 and nine months ended December 31, 2008 (from April 1, 2008 through December 31, 2008)
1. Class and number of shares issued:
Common shares: 421,320 thousand shares
2. Class and number of treasury stock:
Common shares: 163 thousand shares
3. Dividends
(1) Dividends paid

		Total amount of	Dividend
		dividend	per share	Date of	Effective	Source of
Resolution	Type of share	(Yen in millions)	(Yen)	record	date	Dividend
Board of Directors meeting held on November 19, 2008	Common stock	11,371	27	September 30, 2008	December 11, 2008	Retained earnings
(2) Dividends with record date within the current quarterly consolidated accounting period and to become effective after the period
Not Applicable.
4. Significant fluctuations in shareholders’ equity
Not applicable.
Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, resolved, at the general shareholder’s meeting held on June 26, 2008, to pay dividends of a total of ¥12,639 million, appropriating its retained earnings, with the record date at March 31, 2008 and with the effective date at June 27, 2008.

     (Segment Information)
[Segment Information by Type of Operations]
Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Non-life	Life
	insurance	insurance	Total	Eliminations	Consolidated
Ordinary income	1,518,195	112,072	1,630,267	[58,787]	1,571,480
Ordinary profit/(loss)	1,159	(8,955)	(7,795)	[524]	(8,320)

(Note)	1.	The categories of operations are grouped to show the actual state of operations of the Company and consolidated subsidiaries.

	2.	The principal categories of operations are:

		Non-life insurance operations: Non-life insurance underwriting business and asset investment business Life insurance operations: Life insurance underwriting business and asset investment business

	3.	The amounts of assets in non-life insurance operations and in life insurance operations at the end of the nine months ended December 31,2008 are 6,511,134 million yen and 1,065,153 million yen, respectively.

4.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

		In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), the Company made necessary adjustments in its consolidated financial statements from the first quarterly consolidated accounting period.

		Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary income and ordinary profit by ¥322 million and ¥898 million, respectively, for the nine months ended December 31, 2008 in “Non-Life insurance segment”.
[Segment Information by Location]
Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated
Ordinary income	1,418,948	61,098	75,096	32,700	1,587,843	[16,363]	1,571,480
Ordinary profit/(loss)	26,023	3,985	(37,889)	4,743	(3,137)	[5,183]	(8,320)

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

		(1) Asia: Malaysia, Taiwan and Singapore

		(2) Europe: U.K. and Ireland

		(3) Americas: U.S.A. and Bermuda

3.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

		In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), the Company made necessary adjustments in its consolidated financial statements from the first quarterly consolidated accounting period.

		Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary income by ¥885 million in “Europe segment”, decreasing ordinary profit by ¥899 million and ¥30 million in “Europe segment” and “Americas segment”, respectively, and also inreasing ordinary profit by ¥31 million in “Asia segment”.

[Overseas Sales]
Nine months ended December 31, 2008 (From April 1, 2008 through December 31, 2008)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	86,755	74,402	42,345	203,503
II Consolidated sales				1,571,480
III Proportion of overseas sales to consolidated sales (%)	5.52	4.73	2.69	12.95

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

		(1) Asia: Malaysia, Taiwan and Singapore

		(2) Europe: U.K. and Ireland

		(3) Americas: U.S.A. and Bermuda

	3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

(Securities)
Since held-to-maturity debt securities with market values and other securities with market values bears significance in the operation of business and the amounts of such securities are significant, their status as at the end of the current third quarter consolidated accounting period is disclosed.
1. Held-to-Maturity Debt Securities with Market Values

	As of December 31, 2008
	Amount on Quarterly
	Consolidated Balance Sheet	Market Value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Public and corporate bonds	458,227	484,845	26,618
Foreign securities	7,793	7,804	11

Total	466,020	492,650	26,629

2. Other Securities with Market Values

	As of December 31, 2008
	Cost
	(Amortized cost)	Fair value	Difference
Items	(Yen in millions)	(Yen in millions)	(Yen in millions)
Domestic Bonds	2,129,572	2,193,673	64,100
Domestic Stocks	785,580	1,336,557	550,976
Foreign Securities	1,156,927	1,084,347	(72,579)
Others	127,590	125,930	(1,660)

Total	4,199,671	4,740,508	540,836

(Note)	1.	Others include beneficiary claims on loan trust represented as monetary claims bought in the quarterly consolidated balance sheet.

	2.	Impairment losses of marketable securities available for sale for the nine months ended December 31, 2008 amount to 85,796 million yen. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by more than 30% of their cost or amortized cost.

(Derivative Transactions)
Since derivative transactions involving interest rates and credit bear significance in the operation of business and the relevant contract amounts and other figures are significant, their status as at the end of the current third quarter consolidated accounting period is reported.
Contract Amounts, Market Values, Valuation Gains/Losses of Derivative Transactions

		As of December 31, 2008
				Valuation
Object of		Contract Amount	Market Value	Gains/Losses
Transaction	Type of Transaction	(Yen in millions)	(Yen in millions)	(Yen in millions)

Currency	Forward foreign exchange Short	32,098	31,030	1,068
	Long	20	18	(1)
	Options Short	27,277	1,606	132
		[1,739]
	Long	65,940	4,174	1,224
		[2,949]
Interest
rates	Interest rate option Short	218,500	1,566	(296)
		[1,270]
	Long	188,800	3,822	2,595
		[1,227]
	Interest rate swap	627,729	(531)	(531)
Credit	Credit derivative transaction Short	561,545	(29,514)	(29,514)

	Total	1,721,912	12,172	(25,324)

(Note)	1.	Figures in square brackets represent option premiums.

	2.	Derivative transactions that are subject to hedge accounting are excluded.

     (Per Share Information)
1. Net Assets Per Share
As of December 31, 2008

Net assets per share	¥ 2,619.21

(Note)	The basis for calculating net assets per share is as shown below.

As of December 31, 2008
Total net assets (Yen in millions)	1,117,867
Amount to be deducted from total net assets (Yen in millions)	14,767
[Minority interests] (Yen in millions)	[14,767]
Net assets attributed to common stock at end of quarterly consolidated accounting period (Yen in millions)	1,103,100
Number of common shares at end of quarterly consolidated accounting period used to calculate net asset per share (thousand)	421,157
2. Quarterly Net Income Per Share, etc.
Nine months ended December 31, 2008
(From April 1, 2008 through December 31, 2008)

Quarterly net income per share	¥ 28.66

(Note)	1.	Diluted quarterly net income per share is not reported because there were no diluted shares.

	2.	The basis for calculating quarterly net income per share is shown below.

Nine months ended
December 31, 2008
(From April 1, 2008
through December 31,
2008)
Quarterly net income (Yen in millions)	12,073
Quarterly net income attributed to common stock (Yen in millions)	12,073
Average number of shares outstanding (thousand)	421,199

     (Significant Subsequent Events)
Three months ended December 31, 2008
(From September 1, 2008 through December 31, 2008)
1. The Company and Mitsui Sumitomo Insurance Company, Limited entered into “Agreement on a possible business combination and business alliance” with Aioi Insurance Company, Limited (hereinafter, “AIOI”) and Nissay Dowa General Insurance Company, Limited (hereinafter, “NDGI”) to commence discussions on a possible business combination and business alliance, as follows.
     (1) Objectives
The objectives of the agreement is to achieve sustainable growth and enhance enterprise value by rapidly and dramatically enhancing and expanding the quality and quantity of respective operational bases and management resources of the companies to create a globally operating and world-leading insurance and financial group.
     (2) Method of Business Combination
The Company will conduct statutory share-for-share exchanges with AIOI and NDGI, respectively, which make the two companies the wholly owned subsidiaries of the Company. Also, AIOI and NDGI will be merging with each other.
     (3) Date of Business Combination
Subject to shareholder and regulatory approvals, the companies intend the business combinations to be effected in April 2010.
2. Pursuant to Article 156 of the Companies Act of Japan as modified by the provision of Article 165, Paragraph 3 of the same Act, the Company resolved the repurchase of the Company’s own shares at the meeting of the Board of Directors held on January 30, 2009, as follows.
     (1) Type of shares to be repurchased:
Shares of common stock of the Company
     (2) Total number of shares to be repurchased:
2,400,000 shares (Maximum)
     (3) Aggregate amount of the repurchase cost:
¥4,000,000,000 (Maximum)
     (4) Period of repurchase:
From February 2, 2009 to March 24, 2009

(Note)	No share of the Company was repurchased pursuant to the resolution of the Board of Directors before February 13, 2009.

2. [Other]
(1) Quarterly consolidated statements of income for the third quarterly consolidated accounting period
The Company prepares its quarterly consolidated statements of income for this third quarter consolidated accounting period without quarterly reviews, since the Company conducts business designated by Article17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”.
(Yen in millions)

Three months ended
December 31, 2008

Ordinary income	532,633
Underwriting income	456,022
Net premiums written	349,205
Deposit premiums from policyholders	40,592
Investment income on deposit premiums from policyholders	14,401
Life insurance premiums	27,482
Reversal of underwriting reserve	23,704
Investment income	75,362
Interest and dividends received	50,109
Investment gains on money trusts	181
Gains on sale of securities	42,588
Gains on derivative transactions	(5,432)
Transfer of investment income on deposit premiums from policyholders	(14,401)
Other ordinary income	1,249

Ordinary expenses	535,686
Underwriting expenses	385,215
Net claims paid	228,540
Loss adjustment expenses	20,160
Commission and collection expenses	60,833
Maturity refunds to policyholders	74,900
Life insurance claims	11,009
Provision for outstanding claims	216
Provision for underwriting reserve	(13,022)
Investment expenses	70,670
Investment losses on money trusts	747
Losses on sale of securities	5,850
Losses on devaluation of securities	53,808
Operating expenses and general and administrative expenses	74,580
Other ordinary expenses	5,219
Interest paid	481

Ordinary losses	(3,052)

Extraordinary income	(532)
Gains on sale of property and equipment	303
Reversal of reserve under special laws	(836)
Reversal of reserve for price fluctuation	(836)
Extraordinary losses	233
Losses on sale of property and equipment	233

Income before income taxes	(3,818)

Income taxes	(3,436)
Minority Interests	(55)

Net Loss	(326)

(Note)	Above figures are calculated by deducting amounts of interim consolidated statements of income from those in third quarterly consolidated statements of income.

     (Segment Information)
[Segment Information by Type of Operations]
     Three months ended December 30, 2008 (From September 1, 2008 through December 31, 2008)
(Yen in millions)

	Non-Life	Life
	insurance	insurance	Total	Eliminations	Consolidated
Ordinary income	526,957	33,579	560,536	[27,902]	532,633
Ordinary profit/(loss)	1,139	(4,259)	(3,120)	67	(3,052)
[Segment Information by Location]
     Three months ended December 31, 2008 (From September 1, 2008 through December 31, 2008)
(Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated
Ordinary income	491,471	19,294	24,942	8,485	544,194	[11,560]	532,633
Ordinary profit/(loss)	(3,433)	702	1,487	(817)	(2,060)	[992]	(3,052)
[Overseas Sales]
     Three months ended December 31, 2008 (From September 1, 2008 through December 31, 2008)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	27,050	23,272	11,649	61,972
II Consolidated sales				532,633
III Proportion of overseas sales to consolidated sales (%)	5.08	4.37	2.19	11.64
     (Per Share Information)
Three months ended December 31, 2008
(From September 1, 2008 through December 31, 2008)

Quarterly net loss per share	¥ 0.77

(Note)	1.	Diluted quarterly net income per share is not reported because it is net loss and also there were no diluted shares.

	2.	The basis for calculating quarterly net loss per share is shown below.

Three months ended
December 31, 2008
(From September 1, 2008
through December 31,
2008)
Quarterly net loss (Yen in millions)	326
Quarterly net loss attributed to common stock (Yen in millions)	326
Average number of shares outstanding (thousand)	421,162
(2) Other
     The Company resolved at the Board of Directors meeting held on November 19, 2008, to pay interim dividend as follows.

(1) Total amount of interim dividend:	¥11,371 million

(2) Amount per share	¥27

(3) Effective date and payment date	December 11, 2008

(Note)	Dividends are payable to shareholders registered or recorded in the last shareholders registry as of September 30, 2008.

Section II: Information on party(ies) providing guaranty to the Reporting Company
     (Omitted.)

[English Translation]
March 25, 2009
Notice Regarding Repurchase of the Company’s Own Shares in Market
(Repurchase of company’s own share according to the articles of incorporation pursuant to Article 165,
Paragraph 2 of the Companies Act of Japan)
     Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act, the Company has repurchased its own shares by market transactions and has completed the repurchase resolved at the meeting of the Board of Directors held on January 30, 2009, as follows:
     (1) Period of repurchase:
     From February 16, 2009, to March 24, 2009
     (2) Type of shares repurchased:
     Shares of common stock of the Company
     (3) Total number of shares repurchased:
     1,851,400 shares
     (4) Aggregate amount of repurchase cost:
     JPY 3,999,997,200
     (5) Method of repurchase:
     Market transaction on the Tokyo Stock Exchange

(Reference 1)	Details of repurchase resolved at the meeting of the Board of Directors held on January 30, 2009:
     (1) Type of shares to be repurchased:
     Shares of common stock of the Company
     (2) Total number of shares to be repurchased:
     2,400,000 shares (Maximum)
     (Approximately 0.6% of the shares issued)
     (3) Aggregate amount of repurchase cost:
     JPY 4,000,000,000 (Maximum)
     (4) Period of repurchase:
     From February 2, 2009, to March 24, 2009

(Reference 2)	Total number and aggregate amount of Company’s own shares repurchased under the resolution:
     (1) Total number of shares repurchased:
     1,851,400 shares
     (2) Aggregate amount of repurchase cost:
     JPY 3,999,997,200
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.